UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*.

                           Scherer Healthcare, Inc.

                                    Common

                                   80653010

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  80653010  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for: SunTrust Banks of Georgia, Inc. and as Parent Company for SunTrust Bank, Atlanta; SunTrust Bank of Florida, Inc. as Parent Holding Company
      and in various fiduciary capacities.  58-1575035
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) _______
                                                          (B) _______
------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    340,224
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  -0-
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 12
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      340,212
----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        340,224
------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.88%
------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC and BK




                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)      Name of Issuer:
---------      --------------
               Scherer Healthcare, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
---------      -----------------------------------------------
               2859 Paces Ferry Road
               Suite 300
               Atlanta, Georgia  30339

Item 2(a)      Name of Person Filing:
---------      ---------------------
               SunTrust Banks, Inc. as Parent Holding Company for: SunTrust
               Banks of Georgia, Inc. as Parent Holding Company for SunTrust
               Bank, Atlanta; SunTrust Banks of Florida, Inc. as Parent
               Holding Company, Inc. and in various fiduciary capacities.

Item 2(b)      Address of Principal Business Office(s):
---------      ---------------------------------------
               25 Park Place, N.E.
               Atlanta, Georgia  30303

Item 2(c)      Citizenship:
---------      -----------
               SunTrust Banks, Inc. is a Georgia corporation; SunTrust
               Banks of Georgia, Inc. is a Georgia corporation; SunTrust
               Bank, Atlanta is a Georgia banking association; SunTrust
               Banks of Florida, Inc. is a Florida corporation.

Item 2(d)      Title of Class of Securities:
---------      ----------------------------
               Common

Item 2(e)      CUSIP Number:
---------      ------------
               80653010


Item 3         Type of Person:
------         --------------
               (b)  Bank as defined in section 3(a)(6) of the Act.
               (g) Parent holding company, in accordance with para. 240,13d-1(1)(ii)(H).

Item 4         Ownership:
------         ---------

               Amount Beneficially Owned.  340,224

               (b)   Percent of Class:   7.88%

               (c)   Number of Shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:  340,224

               (ii)  Shared power to vote or to direct the vote:  -0-

               (iii) Sole power to dispose or to direct the disposition of:
                     12

               (iv)  Shared power to dispose or the direct the disposition of: 340,212



Item 5    Ownership of Five Percent or Less of Class:
------    ------------------------------------------
          Not Applicable

Item 6    Ownership of More than 5 Percent of Behalf of Another Person:
------    ------------------------------------------------------------
          See Exhibit B

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          Company:
          ------------------------------------------------------------
          See Item 2 and Exhibit C

Item 8    Identification and Classification of Members of the Group:
------    ---------------------------------------------------------
          Not Applicable

Item 9    Notice of Dissolution of Group:
------    ------------------------------
          Not Applicable

Item 10   Certification:
-------   -------------
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          Signature:
          ---------
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 31, 1997

SunTrust Banks, Inc.

By        /s/ Cynthia S. Walker
          -------------------------
          Cynthia S. Walker, Assistant Vice President
          STI Trust & Investment Operations, Inc. as agent for
          SunTrust Banks, Inc.



                                   EXHIBIT A

The shares reported are held by one or more bank subsidiaries of Trust Company of Georgia subsidiaries of SunTrust Banks, Inc., in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.






                                    EXHIBIT B

     Various co-trustees share the power to direct distribution of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends. The following person or persons have the rights and/or powers when combined that exceed 5% of the class.

     R. P. Scherer, Jr.







                                    EXHIBIT C


                                  Sole      Shared         Sole       Shared
                                Voting      Voting     Power to     Power to
Name of Person Filing            Power       Power      Dispose      Dispose

SunTrust Banks of Georgia, Inc.
as Parent Holding Company for:
------------------------------
SunTrust Bank, Atlanta and      340,212       -0-          -0-        340,212
in Various Fiduciary Capacities
25 Park Place, N.E.
Atlanta, Georgia  30303

SunTrust Banks of Florida, Inc.
as Parent Holding Company for:
------------------------------
SunTrust Bank, Mid-Florida, N.A.      12        -0-          12           -0-
and in Various Fiduciary Capacities
595 Cypress Gardens Blvd.
Winter Haven, Florida  33880


Shares Beneficially Owned      340,224



SunTrust Banks, Inc.
25 Park Place, N.E.
Atlanta, Georgia  30303


January 31, 1997

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Scherer Healthcare, Inc. Common Stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Assistant Vice President
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.

cc: Scherer Healthcare, Inc.
    National Association of Securities Dealers